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Herbert W. Solomon, Esq.

Writer’s Direct Ext.: 152

Email: Hsolomon@meltzerlippe.com

December 14, 2006

Via Edgar and Facsimile (202) 772-9210

Securities and Exchange Commission

Divisions of Corporation Finance

Mail Stop 4651

100 F Street N.E.

Washington, DC 20549

Attn: Hugh Fuller

Re:	Hauppauge Digital, Inc. S-3 File No. 333-138324 Our File No. 5793-1

Ladies and Gentlemen:

Enclosed please find Amendment Number 2 to the above registration statement together with a request to accelerate effectiveness to noon on Friday December 15, 2006.

The Amendment corrects Item 17 and contains an updated opinion letter and Consent by the auditors.

Very truly yours,

/S/ Herbert W. Solomon

Herbert W. Solomon

HWS:dlh

Enclosure

cc:	Hauppauge Digital, Inc.